

September 17, 2014

Via e-mail
John Conklin
President and Chief Executive Officer
New Energy Technologies, Inc.
10632 Little Patuxent Parkway, Suite 406
Columbia, Maryland 21044

> **Re: New Energy Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 22, 2014**
> **File No. 333-198306**

Dear Mr. Conklin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are seeking to register the resale of shares of common stock issuable upon exercise of the Series J Stock Purchase Warrants and Series K Stock Purchase Warrants, which are issuable upon conversion of the convertible notes. Please note that it is not appropriate to register the resale of shares of common stock underlying securities that have not yet been issued. As the Series J warrants and Series K warrants are not currently outstanding, it is not appropriate to register the resale of the shares that may be issuable upon exercise of these warrants. Please revise accordingly, and please file an appropriately updated legal opinion.

2. Your fee table includes the common stock that Kalen is offering for resale, as well as various warrants and units. Please clarify what transactions you are registering on this registration statement. For example, are you trying to register your issuance of the

warrants and units to Kalen, or Kalen's resale of the warrants and units? If you are only registering Kalen's resale of common stock, note that you do not need to include the other securities in the table.

The Offering, page 9

3. You state here that you give the number of shares outstanding after closing of the offering without giving effect to the exercise of any warrants. Please also disclose the number of shares you would have outstanding upon the exercise of all warrants whose underlying shares you are registering for resale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Elishama Rudolph, Esq. (*via e-mail*)
          Sierchio & Company, LLP